Waller Lansden Dortch & Davis, LLP
Nashville City Center 511 Union Street, Suite 2700 Nashville, Tennessee 37219-8966 (615) 244-6380 Fax: (615) 244-6804 www.wallerlaw.com	1901 Sixth Avenue North, Suite 1400 Birmingham, Alabama 35203-2623 (205) 214-6380 520 South Grand Avenue, Suite 800 Los Angeles, California 90071 (213) 362-3680

L. Hunter Rost, Jr.
(615) 850-8958
hunter.rost@wallerlaw.com
September 7, 2007
VIA EDGAR
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Re:	Protherics PLC Form 20-F for fiscal year ended March 31, 2007 File No. 000-51463
Dear Mr. Rosenberg:
          On behalf of Protherics PLC (the “Company”), we are writing to advise you that the Company has received your letter dated August 29, 2007 to Mr. Andrew J. Heath, Chief Executive Officer of the Company, in which the Staff requests additional information in connection with the above filing. The letter requests that the information be provided within 10 business days. As we have discussed, the Company requests additional time to gather the requested information and plans to provide its response on or before September 28, 2007. If for any reason the Company is unable to provide all of the information by that date, we will notify you of the date by which the remaining information will be provided.
          Please do not hesitate to contact me if you have any questions or need additional information.

Sincerely yours,
/s/ Hunter Rost

Hunter Rost

LHR/kt

cc:	Andrew J. Heath, M.D., Ph.D
Frank Wyman, Staff Accountant
Don Abbott, Senior Staff Accountant